SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100 (1)

(CUSIP Number)

Mr. Yuqiang Deng

Mr. Zhi Zhu

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: +86 (20) 6681-5066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.

CUSIP No. 86737M 100

1.	Name of reporting person. Yuqiang Deng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1%(3)
14.	Type of reporting person (see instructions) IN

(1)	includes (i) 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, (ii) 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 40,540,928 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Freedom First Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1%(3)
14.	Type of reporting person (see instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 40,540,928 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1%(3)
14.	Type of reporting person (see instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 40,540,928 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. DENG Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1%(3)
14.	Type of reporting person (see instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 40,540,928 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Zhi Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1%(3)
14.	Type of reporting person (see instructions) IN

(1)	includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including 381,458 restricted Class A Ordinary Shares granted to Mr. Zhi Zhu and 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by Mr. Zhi Zhu, and 7,480,924 Ordinary Shares held by Mr. Yuqiang Deng.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 40,540,928 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D jointly filed by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust, DENG Holdings Limited, and Mr. Zhi Zhu (collectively, the “Reporting Persons”) with respect to Sungy Mobile Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2015 (the “Original 13D”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and restated as follows:

The Ordinary Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

On April 13, 2015, Mr. Yuqiang Deng and Mr. Zhi Zhu (the “Senior Management Members”) submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors that was filed as Exhibit 7.02 to the Original Schedule 13D. In the Proposal Letter, the Buyers proposed to acquire (the “Acquisition”), through a transaction vehicle to be formed by the Buyers, all of the outstanding Ordinary Shares and ADSs that are not currently directly or indirectly beneficially owned by the Buyers for cash consideration equal to a price of $4.90 in cash per ADS (or approximately $0.82 in cash per Ordinary Share), to be funded by debt (the “Transaction”). The Proposal Letter constitutes only a preliminary indication of the Buyers’ interest, and does not constitute any binding commitment with respect to the Acquisition.

On May 18, 2015, the Senior Management Members, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P., IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P. (together, “IDG”, and together with the “Senior Management Members”, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.03. Under the Consortium Agreement, the members of the Consortium have agreed, among other things, to form a consortium to (i) participate in the Transaction together to acquire the Issuer that would result in a delisting of the Issuer from the NASDAQ Global Market and its equity securities to be eligible for termination under the Act, (ii) work exclusively with each other with respect to the Transaction for 12 months after the date of the Consortium Agreement (subject to certain exceptions as set forth in the Consortium Agreement, including an earlier termination right in the event that the members of the Consortium have not executed a term sheet (the “Term Sheet”) with respect to a shareholders’ agreement governing the relationship of the shareholders in Holdco (as defined below) (the “Shareholders’ Agreement”) by the earlier of 6 months after the date of the Consortium Agreement and the date of signing a definitive merger agreement with respect to the Transaction), (iii) cooperate with each other in connection with the Transaction, (iv) use reasonable efforts to arrange debt financing to support the Transaction, (v) vote, or cause to be voted, at every shareholder or stakeholder meeting all securities beneficially owned by such party (and which have voting rights) in favor of the Transaction and against any competing proposal or matter that would facilitate a competing proposal; (vi) incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Issuer upon consummation of the Transaction, unless agreed otherwise, (vii) contribute, or cause to be contributed, to Holdco the Ordinary Shares and other securities of the Issuer held by the Senior Management Members (including their affiliates) and IDG set forth in the Consortium Agreement (subject to certain exceptions and conditions to such obligations set forth in the Consortium Agreement) and (viii) allocate certain costs and expenses related to the Transaction. In addition, the members of the Consortium have agreed, among other things, not to (1) make a competing proposal, or join with, or solicit, encourage, facilitate or invite any other person pursuing or considering to pursue a competing proposal, or (2) acquire or dispose of any Ordinary Shares or other securities of the Issuer (in each case subject to certain exceptions set forth in the Consortium Agreement). The Senior Management Members have also irrevocably appointed Mr. Yuqiang Deng as the representative (the “Senior Management Member Representative”) to act on behalf of the Senior Management Members in respect of all matters arising from or in connection with the Proposal Letter, the Transaction and the Consortium Agreement. Subject to the survival of certain provisions set forth in the Consortium Agreement, if IDG and the Senior Management Member Representative are unable to agree (after good faith endeavors to pursue the Transaction) upon the material terms of the Transaction, the Term Sheet or the Shareholders’ Agreement, or with the special committee of the board of directors of the Issuer on the material terms of the Transaction which the special committee agrees to recommend to the public shareholders of the Issuer, then either IDG or the Senior Management Member Representative (on behalf of the Senior Management Members) may cease to participate in the Transaction and the Consortium Agreement will terminate thereafter.

If the Acquisition is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market.

The descriptions of the Proposal Letter and the Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter and the Consortium Agreement which have been filed as Exhibit 7.02 to the Original Schedule 13D and Exhibit 7.03 hereto, respectively and are incorporated herein by this reference.

None of the Issuer or the Reporting Persons is obligated to complete the transactions described herein, and a binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the transaction vehicle to be formed by the Consortium, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. In addition, each member of the Consortium reserves his right to change his plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Buyer may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) – As disclosed above, Mr. Yuqiang Deng beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Mr. Deng’s table for further information.

As disclosed above, Freedom First Holdings Limited beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Freedom First Holdings Limited’s table for further information.

As disclosed above, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust, beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Credit Suisse Trust Limited in its capacity as trustee of DENG Family Trust’s table for further information.

As disclosed above, DENG Holdings Limited beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to DENG Holdings Limited table for further information.

As disclosed above, Zhi Zhu beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Mr. Zhu’s table for further information.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons and IDG may, on the basis of the facts described elsewhere herein, be considered to be a “group.” To the extent that the Reporting Persons are deemed to have formed a group with IDG, the beneficial ownership of the Class A Ordinary Shares by the group would include the beneficial ownership of the Class A Ordinary Shares by IDG. As of the date hereof, IDG collectively beneficially owns 40,540,928 Class A Ordinary Shares (including the number of Class B ordinary shares immediately convertible into Class A Ordinary Shares), representing 33.6% of the total Class A Ordinary Shares outstanding as of March 31, 2015 (based on 80,023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and the number of Class A Ordinary Shares IDG collectively has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by IDG collectively).

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by IDG for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership or membership in a “group” (within the meaning of Section 13(d)(3) of the Act) is expressly disclaimed. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by the Act.

(c) Not applicable.

(d) Not applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proposal Letter and the Consortium Agreement under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015 (incorporated herein by reference to Exhibit 7.01 to the Schedule 13D filed by the Reporting Persons on April 15, 2015).

Exhibit 7.02:	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015 (incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Reporting Persons on April 15, 2015).

Exhibit 7.03:	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 20, 2015

Yuqiang Deng	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng

Zhi Zhu	By:	/s/ Zhi Zhu
	Name:	Zhi Zhu

Freedom First Holdings Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

Credit Suisse Trust Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

DENG Holdings Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

INDEX TO EXHIBITS

Exhibit 7.01:

Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015 (incorporated herein by reference to Exhibit 7.01 to the Schedule 13D filed by the Reporting Persons on April 15, 2015).

Exhibit 7.02:	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015 (incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Reporting Persons on April 15, 2015).

Exhibit 7.03:	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.